UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
Commission File Number: 000-51435
SUPERIOR WELL SERVICES, INC.
(Exact name of registrant as specified in its charter)
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
(724) 465-8904
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)
None
     (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains) Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(l)         ☑
Rule 12g-4(a)(2)        ☐
Rule 12h-3(b)(l)(i)     ☑
Rule 12h-3(b)(l)(ii)    ☐
Rule 15d-6                 ☐
Approximate number of holders of record as of the certification or notice date: 1
Pursuant to the requirements of the Securities Exchange Act of 1934, Superior Well Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Superior Well Services, Inc.
Date: September 20, 2010	By:	/s/ David E. Wallace
David E. Wallace
Chairman and Chief Executive Officer

ACST-SUP-1 092010